Exhibit 99.1

FOR RELEASE

UNITIL REPORTS SECOND QUARTER EARNINGS

HAMPTON, N.H., JULY 23, 2015 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $1.7 million, or $0.12 per share, for the second quarter of 2015, an increase of $0.6 million, or $0.04 per share, compared to the second quarter of 2014. For the six months ended June 30, 2015, the Company reported Net Income of $15.3 million, an increase of $1.6 million over Net Income of $13.7 million in the same six-month period in 2014. Earnings Per Share (EPS) for the six months ended June 30, 2015 were $1.10, an increase of $0.11 per share, compared to EPS of $0.99 for the same period of 2014. The Company’s earnings for 2015 were driven by increases in natural gas and electric sales and margins, partially offset by higher net operating expenses.

“The twelve percent increase in Net Income for the first half of 2015 over the prior year was primarily driven by continued robust growth in gas sales,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “Our regulatory agenda and continued investment in our distribution systems will drive strong earnings growth in the years ahead.”

Natural gas sales margins were $18.1 million and $56.9 million in the three and six months ended June 30, 2015, respectively, resulting in increases of $1.8 million and $4.1 million, respectively, compared to the same periods in 2014. The increase in the second quarter primarily reflects higher natural gas distribution rates. For the six month period, natural gas sales margins were positively affected by higher therm unit sales of natural gas and higher distribution rates. For the six months ended June 30, 2015, gas therm sales increased 4.0%, compared to the same period in 2014. The increase in gas therm sales in the Company’s utility service territories was driven by the colder winter weather in the first quarter of 2015 compared to 2014 coupled with strong growth in the number of customers. Based on weather data collected in the Company’s service areas, there were 2.7% more Heating Degree Days (HDD) in the first six months of 2015 compared to the same period in 2014 and 13.3% more HDD than normal. Weather-normalized gas therm sales are estimated to be up 3.2% in the first six months of 2015 compared to the same period in 2014.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric sales margins were $20.5 million and $41.7 million in the three and six months ended June 30, 2015, respectively, resulting in increases of $1.6 million and $3.6 million, respectively, compared to the same periods in 2014, reflecting higher electric distribution rates and higher sales volumes. Electric kilowatt-hour (kWh) sales increased 0.1% and 0.2% in the three and six month periods ended June 30, 2015 compared to the same periods in 2014.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.5 million and $3.1 million for the three and six months ended June 30, 2015, respectively, representing increases of $0.1 million each compared to the same periods in 2014.

Operation and Maintenance (O&M) expenses increased $1.0 million and $0.8 million for the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014. The increase in the three month period reflects higher compensation and benefit costs of $0.9 million and higher all other utility O&M costs, net of $0.1 million. The increase in O&M expenses in the six month period reflects higher compensation and benefit costs of $1.2 million and higher all other utility O&M costs, net of $0.3 million; partially offset by lower professional fees of $0.7 million.

Depreciation, Amortization, Property Taxes and other expenses increased $0.7 million and $2.2 million in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2014, reflecting higher utility plant assets in service and increases in the amortization of storm restoration costs of $0.3 million and $0.7 million in the three and six month periods. The amortization of storm restoration costs is recovered in current electric rates and reflected in electric sales margin.

Interest Expense, net increased $0.7 million and $1.3 million in the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014, reflecting higher levels of long-term debt and lower interest income on regulatory assets.

Income Taxes increased by $0.5 million and $1.9 million for the three and six months ended June 30, 2015 compared to the same periods in 2014, reflecting higher pre-tax earnings in the current periods.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

At its January 2015, April 2015 and July 2015 meetings, Unitil’s Board of Directors declared quarterly dividends on the Company’s common stock of $0.35 per share, resulting in an increase in the effective annual dividend rate to $1.40 per share from $1.38 per share. These dividend declarations continue an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss second quarter 2014 results on Thursday, July 23, 2015, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 102,700 electric customers and 77,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2015 and 2014 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data) (Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2014	Change	2015	2014	Change
Gas Therm Sales:
Residential	8.6	8.9	(3.4%)	33.7	31.8	6.0%
Commercial/Industrial	35.8	36.1	(0.8%)	110.2	106.6	3.4%

Total Gas Therm Sales	44.4	45.0	(1.3%)	143.9	138.4	4.0%

Electric kWh Sales:
Residential	144.3	147.0	(1.8%)	342.9	348.9	(1.7%)
Commercial/Industrial	240.4	237.4	1.3%	490.2	482.2	1.6%

Total Electric kWh Sales	384.7	384.4	0.1%	833.1	831.4	0.2%

Gas Revenues	$27.6	$25.8	$1.8	$127.9	$118.4	$9.5
Cost of Gas Sales	9.5	9.5	—	71.0	65.6	5.4

Gas Sales Margin	18.1	16.3	1.8	56.9	52.8	4.1

Electric Revenues	48.4	46.1	2.3	118.7	108.0	10.7
Cost of Electric Sales	27.9	27.2	0.7	77.0	69.9	7.1

Electric Sales Margin	20.5	18.9	1.6	41.7	38.1	3.6

Usource Revenues	1.5	1.4	0.1	3.1	3.0	0.1

Total Sales Margin:	40.1	36.6	3.5	101.7	93.9	7.6

Operation & Maintenance Expenses	16.3	15.3	1.0	33.2	32.4	0.8

Depreciation, Amortization, Property Taxes & Other	15.0	14.3	0.7	31.4	29.2	2.2

Interest Expense, net	6.0	5.3	0.7	11.8	10.5	1.3

Income Before Income Taxes	2.8	1.7	1.1	25.3	21.8	3.5
Income Tax Expense	1.1	0.6	0.5	10.0	8.1	1.9

Net Income	$1.7	$1.1	$0.6	$15.3	$13.7	$1.6

Earnings Per Share	$0.12	$0.08	$0.04	$1.10	$0.99	$0.11

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com